Exhibit 1.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations Brian Gallagher +1 201-785-3206 briang@radware.com

FOR IMMEDIATE RELEASE

Radware Ltd. Announces First Quarter 2013 Results

* Quarterly Revenues of $45.1 Million

* Quarterly Non-GAAP EPS $0.15

TEL AVIV, ISRAEL; April 25, 2013 — Radware® (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported quarterly revenues of $45.1 million for the first quarter of 2013 and announced it will host a Financial Analyst day for Monday, May 6th, 2013.

Net income on a GAAP basis for the first quarter of 2013 was $4.5 million or $0.10 per diluted share, compared with net income of $6.9 million or $0.15 per diluted share for the first quarter of 2012.

Net income on a Non-GAAP basis for the first quarter of 2013 was $7.0 million or $0.15 per diluted share, compared with net income of $9.0 million or $0.19 per diluted share for the first quarter of 2012.

At the end of the first quarter 2013, following the cash payment related to the acquisition of Strangeloop Networks Inc. in the amount of approximately $8.4 million, the company’s overall cash position including cash, short-term and long term bank deposits and marketable securities amounted to $273.6 million, representing a decrease in the company's cash position of approximately $1.3 million in the first quarter of 2013.

The earnings per share presented for all prior periods were restated to reflect the effects of the stock split that occurred April 12, 2013.

“Despite lower than expected quarterly revenues, we continue to see a long term strong market need for delivering and securing applications across enterprise, carrier and cloud data centers. We believe we will be able to translate the growth in mobile data, cyber threats and attacks, and cloud computing to revenue growth in 2013,” stated Roy Zisapel president and chief executive officer, Radware.

During the first quarter 2013, Radware released the following significant announcements:

•	Radware Releases Global Security Report - Reveals New Cyber Attack Methods Uncovering Blind-Spots Unrecognized by Security Professionals and Organizations
•	Radware Ltd. Announces Fourth Quarter 2012 Results
•	Radware Acquires Strangeloop Networks, Leader in Web-Performance Optimization (WPO) Solutions for e-commerce and Enterprise Applications
•	Radware to Present at 2013 RSA Conference: Stock Exchanges in the Line of Fire – Morphology of Cyber-Attacks
•	Radware Unveils New Network Cloud Platform to Provide an Application Provider-Edge and Advanced Attack Mitigation System for Mobile Carriers
•	Radware Introduces its New Cloud Based Attack Mitigation Solution to Protect Customers Against Internet Pipe Saturation
•	Radware and Mellanox Combine Technology to Enable Mobile Carriers to Leverage Network Functions Virtualization (NFV) and Software Defined Networking (SDN)
•	Radware and Level 3 Announce Key Findings on Page Speed of Europe's Top 400 Retail Websites
•	Radware to Present at Admin & Infrastructure 2013
•	New Radware Report Reveals Top Retailers Continue to Struggle with Slow Website Load Times, Often Ignoring Industry Best Practices
•	Radware to Keynote at SecureWorld Boston 2013: Information Security Adaptation: Survival in an Evolving Threat Landscape
•	Radware Announces a 2-for-1 Forward Share Split

Company management will host a quarterly investor conference call at 8:45am ET on April 25, 2013. The call will focus on financial results for the quarter ending March 31, 2013 and other matters related to the Company’s business.

The conference call will be webcast on April 25, 2013 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the first quarter 2013 call:

Participants in the US call: Toll Free +1 800- 230-1085
International participants call: +1 612- 332-0107
Conference ID:  286846

Financial Analyst Day

Radware is pleased to announce it will host a Financial Analyst Day on Monday, May 6th, 2013 from 8:00 am to 11:30 am.

The meeting and breakfast will be held at the New York Hilton Midtown, 1335 Avenue of the Americas, New York, NY 10019. Participation is by registration only. To register, please go to: http://www.radware.com/Forms/AnalystDayPresentations.aspx

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.
Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition related expenses, and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2012	March 31, 2013
		(Unaudited)
Current assets
Cash and cash equivalents	20,048	15,375
Available-for-sale marketable securities	14,004	18,849
Short-term bank deposits	54,155	28,556
Trade receivables, net	18,408	20,740
Other receivables and prepaid expenses	3,975	5,264
Inventories	12,545	13,254
	123,135	102,038
Long-term investments
Available-for-sale marketable securities	121,114	114,168
Long-term bank deposits	65,625	96,696
Severance pay funds	2,957	3,088
	189,696	213,952

Property and equipment, net	13,589	14,664
Intangible assets, net	5,128	7,423
Other long-term assets	1,637	1,631
Goodwill	24,465	30,069
Total assets	357,650	369,777

Current liabilities
Trade payables	9,915	6,365
Deferred revenues, other payables and accrued expenses	56,605	62,180
	66,520	68,545

Long-term liabilities	19,900	21,690

Shareholders’ equity
Share capital	599	605
Additional paid-in capital	249,739	253,558
Accumulated other comprehensive income	2,078	2,079
Treasury stock, at cost	(18,082)	(18,082)
Retained earnings	36,896	41,382
Total shareholders’ equity	271,230	279,542
Total liabilities and shareholders' equity	357,650	369,777

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended March 31,
	2012	2013
	(Unaudited)	(Unaudited)

Revenues	45,021	45,126
Cost of revenues	8,532	8,580
Gross profit	36,489	36,546
Operating expenses:
Research and development, net	9,152	9,869
Selling and marketing	18,687	19,540
General and administrative	2,404	3,010
Total operating expenses	30,243	32,419
Operating income	6,246	4,127
Financial income, net	1,502	1,115
Income before taxes on income	7,748	5,242
Taxes on income	(875)	(756)
Net income	6,873	4,486

Basic net earnings per share *)	$0.16	$0.10
Weighted average number of shares used to compute basic net earnings per share*)	42,989,414	44,615,888

Diluted net earnings per share *)	$0.15	$0.10
Weighted average number of shares used to compute diluted net earnings per share*)	46,232,222	46,995,738

*) On April 12, 2013, the Company affected a  stock split of the Company's ordinary shares of two (2) for one (1). The earning per share amounts and the share data presented for all prior periods were restated to reflect the effects of the stock split.

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended March 31,
	2012	2013
	(Unaudited)	(Unaudited)

GAAP net income	6,873	4,486
Stock-based compensation expenses, included in:
Cost of revenues	21	14
Research and development	328	271
Selling and marketing	966	607
General and administrative	274	234
	1,589	1,126
Amortization of intangible assets included in:
Cost of revenues	468	516
Selling and marketing	291	210
	759	726

Exchange rate differences, net on balance sheet items included in finance income	(268)	216

Acquisition related expenses	-	485
Non-GAAP net income	8,953	7,039

Non-GAAP diluted net earnings per share*)	$0.19	$0.15
Weighted average number of shares used to compute Non-GAAP diluted net earnings per share *)	46,232,222	46,995,738

*) On April 12, 2013, the Company affected a  stock split of the Company's ordinary shares of two (2) for one (1). The earnings per share amounts and the share data presented for all prior periods were restated to reflect the effects of the stock split.